[Letterhead of Hayden Bergman Rooney, Professional Corporation]

September 15, 2006

Securities and Exchange Commission

100 F Street, N.E.—Mail Stop 3720

Washington, D.C. 20549-7010

Attn: Derek B. Swanson

RE:	Trans-India Acquisition Corporation
Registration Statement on Form S-1 filed August 4, 2006
File No. 333-136300

Ladies and Gentlemen:

On behalf of Trans-India Acquisition Corporation (“Trans-India” or the “Company”), we are responding to the letter of the staff (the “Staff”) of the Securities and Exchange Commission dated August 31, 2006 relating to the registration statement (the “Registration Statement”) on Form S-1 filed by the Company on August 4, 2006. Trans-India is submitting for filing Amendment No. 1 to the Registration Statement concurrent with the mailing of this response letter to you, five marked copies of which are provided herewith for your reference. All page numbers below refer to the Registration Statement, as amended. Further, for the Staff’s convenience, we have repeated the Staff’s comments below in italic face type before each of our responses.

Form S-1

General

1.	Please furnish in your response letter a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter that indicates the NASD has no objections.

Please be advised that the NASD has notified underwriters’ counsel that the underwriter compensation provided for in the Registration Statement filed on August 4, 2006 is unreasonable. As requested, Trans-India will supplementally provide the Staff with a copy of the NASD letter stating that it has no objections to the amount of underwriter compensation prior to the effectiveness of the Registration Statement.

2.	We note that the Special Advisor Position agreement entered into with Rasheed Yar Khan sets forth various tasks to be performed by Rasheed Yar Khan, including the “search for, negotiation with and acquisition of a target business in the banking industry….” By contrast, you state throughout the registration statement that Trans-India will seek targets in India, and more specifically, companies within the life sciences sector of the Indian economy. Please revise to clarify, in each section of the registration statement where you discuss the company’s planned acquisition, that the company’s letter agreement with Rasheed Yar Khan contemplates a possible acquisition of a company in the banking industry.

Please be advised that the reference to the “banking industry” was a typographical error in the letter agreement entered into with Rasheed Yar Khan. This error has been corrected by entering into an amended and restated letter agreement that describes Mr. Yar Khan’s duties related to a

150 Post Street | Suite 650 | San Francisco, CA 94108 | Tel (415) 692-3310 | Fax (415) 399-9320 | www.hbrpc.com

Securities and Exchange Commission

September 15, 2006

business acquisition in India consistent with the disclosure throughout the Registration Statement. The amended and restated agreement is filed as Exhibit 10.11 to Amendment No. 1 to the Registration Statement.

3.	In your response to this comment, provide us with copies of any industry publication that you cite or upon which you rely, including, but not limited to, market research data and surveys prepared by Mega Ace Consultancy. Highlight the specific portions that you are relying upon so that we can reference them easily. In addition, if any of these reports have been prepared specifically for this filing, file a consent from the party.

As requested by the Staff, Trans-India is supplementally providing copies of the industry publications that are cited in Amendment No. 1 to the Registration Statement:

•	High Commission of India, London (Jawaharlal Nehru Memorial Lecture by Shri Montek S Ahluwalia)

•	U.S. Central Intelligence Agency World Factbook (Country of India)

As requested by the Staff, the specific portions of the reports relied upon in the disclosure contained in the Registration Statement have been highlighted in the enclosed copies provided. The previously cited Mega Ace Consultancy report was replaced with more current publicly available data provided by the High Commission of India, London.

Trans-India further advises the Staff that none of the above reports have been prepared specifically for this filing.

Prospectus Cover Page

4.	Please disclose when the common stock and warrants that comprise the units will begin trading separately.

As requested by the Staff, Trans-India has revised the cover page of the prospectus to disclose when the common stock and warrants that comprise the units will begin trading separately.

Prospectus Summary, page 1

5.	Please briefly explain how “fair market value” will be measured. For example, clarify whether you will employ an investment banking firm to provide its independent valuation of the to-be-acquired business or use the negotiated purchase price of the target business. We note your discussion in page 46 that your board of directors will make the fair market determination but that, if the board is unable to make that determination, you will obtain an opinion from an unaffiliated, independent investment banking firm.

As requested by the Staff, Trans-India has revised page 2 of the Registration Statement to briefly explain how fair value will be measured. The added disclosure is consistent with the discussion included on page 49 of the Registration Statement.

The Offering, page 3

6.	Please briefly discuss the private placement of units to insiders and your $400,000 loan agreement.

Securities and Exchange Commission

September 15, 2006

Trans-India respectfully advises the Staff that the private placement and $400,000 management loans are discussed under the separate headings “Private Placement” and “Management Loans” in the prospectus summary on pages 2 and 3 of the Registration Statement.

Securities Offered, page 3

7.	Please explain why I-Bankers Securities may decide to allow continued trading in the units following their separation into common stock and warrants.

As requested by the Staff, Trans-India has revised page 3 of the Registration Statement to provide disclosure as to why I-Bankers Securities, Inc. may allow continued trading the units following separation.

Redemption, page 4

8.	Disclose whether, as a condition to redeeming the warrants, you are required to have a current registration statement relating to the shares issuable upon exercise of the warrants.

Trans-India respectfully advises the Staff that the presence of a current registration statement is not a condition to redemption of the warrants under the warrant agreement, and as such the disclosure contained on page 4 of the Registration Statement listing the conditions to redemption is complete. Additional disclosure stating that the redemption can occur while a prospectus is not current and that the warrants would not then be exercisable and would be worthless was added to page 5. In addition, two additional risk factors with regard to such matters were included on pages 28 and 29 of the Registration Statement.

Offering and private placement proceeds to be held in trust, page 5

9.	Revise to clarify that I-Bankers Securities, Inc. will receive $6 million in total compensation.

As requested by the Staff, Trans-India has added disclosure on page 5 of the Registration Statement to clarify that the $2,400,000 of the aggregate of $6,000,000 of underwriter discounts and commissions will be placed in trust and paid to the underwriters upon completion of a business combination.

10.	Disclose here and in the risk factor, “We will be dependent on limited funds outside of the trust account and interest earned…” on page 11, the applicable interest rate you expect to earn on the trust account.

As requested by the Staff, Trans-India has added disclosure on pages 6 and 13 of the Registration Statement to disclose the estimated interest management expects to earn on the trust account based on current rates for permitted trust investments.

Liquidation if no Business Combination, page 8

11.

We note your disclosure on page 49 that you will not comply with the procedures set forth in Section 280 of the Delaware General Corporation Law, and that, as a result, your stockholders “could potentially be liable for any claims to the extent of distributions received by them in a

Securities and Exchange Commission

September 15, 2006

dissolution in accordance with Section 281(b) of the Delaware statute.” Revise the discussion of liquidation of your company on page 8 to disclose the possibility that an investor would receive less than his pro rata share because of third party claims, that the return of funds to investors could be delayed because of the requirement that the company be dissolved before funds from the trust are distributed to shareholders, and that, because management has decided not to follow the procedures in Section 280(b), a creditor could proceed against Trans-India’s shareholders to the full extent of any trust distribution for an extended period of time.

As requested by the Staff, Trans-India has revised pages 9 through 11 of the Registration Statement to expand the disclosure regarding dissolution and liquidation of the Company.

Summary Financial Data, page 10

12.	We note that existing stockholders have agreed to purchase from you an aggregate of $1,000,000 of units in a private placement. Disclose whether:

•	the existing stockholders have any right to rescind the agreement to purchase;
•	there are any conditions to the existing stockholders’ obligation to purchase; or
•	the existing stockholders may obtain a refund for the purchase price of the units.

If so, describe the nature of such rights or condition. We may have further comments.

Please be advised that the $1,000,000 of private placement units are being issued to certain existing stockholders of the Company pursuant to the subscription agreement attached as Exhibit 10.10 to the Registration Statement entered into on July 28, 2006, prior to the filing of the Registration Statement. The agreement is a binding obligation of the parties to sell and purchase the units immediately prior to the closing of the offering and is conditional only upon closing of the offering. The agreement represents an irrevocable commitment to sell and purchase the units thereunder and there is no right to rescind such agreement or for the existing stockholders to obtain a refund for the purchase price of the units. As requested by the Staff, Trans-India has revised footnote 1 on page 12 of the Registration Statement to disclose the above points.

Trans-India acknowledges the Staff’s comments that it may have further comments.

Risk Factors, page 11

13.	We note your statement that “additional risks not currently known to us, or that we deem immaterial, may also harm us or affect your investment.” Please revise to remove the quoted language, to the extent it serves as a limitation on the inclusiveness of your risk factors section. Your risk factors section should set forth all material risks.

As requested by the Staff, Trans-India has revised page 13 of the Registration Statement to delete the referenced sentence.

14.	Please add a risk factor addressing how you may redeem the warrants, which will force warrant holders to exercise their warrants on short notice or accept the $0.01 redemption price.

As requested by the Staff and as noted in the Company’s response to comment 8 above, Trans-

Securities and Exchange Commission

September 15, 2006

India has added a risk factor on page 28 of the Registration Statement regarding the redemption of the warrants.

“Because there are numerous companies with business plans similar….”, page 11

15.	We note that you plan to disclose the number of registration statements filed for blank check companies that are seeking a business combination in India. Please also disclose the number that have been declared effective and are currently looking for targets and the number that have consummated a business combination.

As requested by the Staff, Trans-India has revised page 14 of the Registration Statement to include disclosure of the number of blank check companies that have completed initial public offerings and seek to complete a business combination in India and the number that have consummated a business combination or have announced they have entered into a definitive agreement for a business combination in India.

Please be advised that Trans-India will complete any blanks in the disclosure by amendment prior to requesting effectiveness of the Registration Statement with then current data.

“If third parties bring claims against us, the proceeds held in trust….”, page 14

16.	We note your statement that when negotiating with third-party advisors, you will seek waiver of the third-party’s right to any monies held in the trust account for the benefit of our public stockholders. There does not appear to be any such waiver in the letter agreement between Trans-India and Rasheed Yar Khan, your special advisor. Please revise this risk factor to disclose that your special advisor, who has already received 50,000 units and the right to purchase further units in the private placement, has not waived his right to pursue monies in the trust fund to the extent Trans-India is unable to pay his claims.

Trans-India respectfully advises the Staff that the letter agreement entered into by all non-management stockholders, including Rasheed Yar Khan, with the Company and I-Bankers Securities, Inc. attached as Exhibit 10.1 to the Registration Statement provides that Mr. Yar Khan is not entitled to any compensation from the Company for services rendered prior to completion of a business combination and that he has waived his right to receive any amounts from the trust account upon conversion of his shares or liquidation of the Company. In addition, please see the Company’s response to comment 22 below regarding the fact that Mr. Yar Khan is not entitled to any compensation from the Company for any services rendered to the Company.

“Upon distribution of the trust account, our public stockholders may be held….”, page 15

17.	Please briefly explain here, and in more detail under “Liquidation if no business combination” on page 48, why a creditor could proceed against your public shareholders to the full extent of any trust distribution for an extended period of time following a dissolution in accordance with Section 281(b) of the Delaware statute.

As requested by the Staff, Trans-India has revised page 18 and the disclosure on pages 52 and 53 of the Registration Statement to add disclosure why a creditor could proceed against the

Securities and Exchange Commission

September 15, 2006

Company’s public stockholders in accordance with Section 281(b) of the Delaware statute upon liquidation and dissolution of the Company.

“If our current officers and directors….”, page 18

18.	We note that the agreement with your special advisor, Mr. Yar Khan, recognizes that he has “prior and other commitments.” Please revise the risk factor to summarize the prior and other commitments that Mr. Yar Khan faces while also serving as your special advisor. Furthermore, provide examples of how your officers and directors will divide their time between overseeing Trans-India and other companies, including disclosure of the current “life-sciences” companies for which each of your officers and directors works.

As requested by the Staff, Trans-India has revised page 21 of the Registration Statement to add disclosure of the other business affairs of the Company’s officers, directors and special advisor to the board of directors, including employment by any such individuals with life sciences companies, and how such individuals will balance such other commitments and the business affairs of the Company.

Risks Associated with this Offering, page 25

19.	Include a risk factor addressing the risk that an investor may not exercise the warrants included in the units unless there is a current prospectus and the underlying common stock is registered. Also disclose that in no event shall the holder of the warrant be entitled to receive a net-cash settlement in lieu of physical delivery of shares of common stock as stated in the warrant agreement and the specimen warrant certificate in exhibits 4.3 and 4.4.

As requested by the Staff and as noted in the Company’s response to comment 8 above, Trans-India has revised page 28 of the Registration Statement to add a risk factor addressing the requirement of a registration statement and current prospectus for exercise of the warrants and that the warrants do not entitle the holder thereof to receive a net-cash settlement in lieu of physical delivery of the underlying shares of common stock.

Use of Proceeds, page 30

20.	Please provide a line item in your use of proceeds table reflecting the repayment out of funds not held in trust of $100,000 advanced to you by certain of your officers, directors and their affiliates.

Trans-India respectfully advises the Staff that the management loans were provided to the Company to fund costs and expenses incurred in connection with the offering and the private placement, and therefore the amounts of such loans are already reflected in the net proceeds as offering and private placement expenses as noted in footnote 1 on page 34 of the Registration Statement. Trans-India has revised footnote 1 on page 34 to clarify that such loans were used to pay such expenses and will be repaid from the proceeds of the offering. Trans-India respectfully advises the Staff that inclusion of a line item showing the use of proceeds for repayment of such loans from the net proceeds of the offering would be double-counting such loan amounts.

Securities and Exchange Commission

September 15, 2006

Management, page 56

21.	Disclose Sarath Naru’s affiliation with Marillion, including the nature of that relationship and the extent of Marillion’s beneficial ownership of your securities. Similarly revise with regard to Craig Colmar’s relationship with Business Ventures Corp.

As requested by the Staff, Trans-India has revised page 60 of the Registration Statement to disclose Sarath Naru’s affiliation with Marillion Pharmaceuticals India Pvt. Ltd. and Craig Colmar’s relationship with Business Ventures Corp. In addition, Trans-India has revised page 66 of the Registration Statement to add further disclosure of the nature of the relationships between Mr. Naru and Marillion Pharmaceuticals India Pvt. Ltd. and Mr. Colmar and Business Ventures Corp.

Special Advisor, page 58

22.	In light of the issuance of 50,000 units to Rasheed Yar Khan for $400 in cash, please revise here and throughout the prospectus to clarify that you have already compensated one of your special advisors for services he has performed and will perform in the future.

Trans-India respectfully advises the Staff that Rasheed Yar Khan paid the same fair value for the 50,000 units purchased by him from the Company as did the other existing stockholders of the Company. The Company provided Mr. Yar Khan with the opportunity to purchase such units in consideration for agreeing to act as Special Advisor to the board of directors of the Company and agreeing to purchase 6,250 private placement units as set forth in the letter agreement between Mr. Yar Khan and the Company attached as Exhibit 10.11 to the Registration Statement. As stated in such exhibit, and as set forth in the amended and restated letter agreement attached as Exhibit 10.11 to Amendment No. 1 to the Registration Statement, Mr. Yar Khan is not entitled to any compensation from the Company for services rendered prior to completion of a business combination.

Trans-India has revised page 62 of the Registration Statement to provide disclosure that Mr. Yar Khan has agreed to serve as special advisor without cash compensation and waived conversion and liquidation rights with respect to his shares as well as claims against the trust account.

Principal Stockholders, page 64

23.	Please further clarify what each column to the table represents. In this regard, we suggest that you show the beneficial ownership amounts and percentages both before the offering and private placement and after the offering and private placement. Furthermore, please footnote the table to disclose the components of each person’s beneficial ownership. For example, disclose the number of shares beneficially held that underlie units or warrants.

As requested by the Staff, Trans-India has revised page 67 of the Registration Statement to show the beneficial ownership amounts and percentages both before the offering and private placement and after the offering and private placement. Trans-India further revised the disclosure on such page to clarify that the beneficial ownership is of common stock of the Company and to note that the aggregate number of warrants held by such persons and acquired as part of any private placement units and that such warrants are not included for purposes of beneficial ownership presented in accordance with the rules of the Securities and Exchange Commission.

Securities and Exchange Commission

September 15, 2006

Description of Securities, page 66

Warrants, page 67

24.	Revise to discuss differences between the public warrants and privately placed warrants. In this regard, your failure to maintain a current registration statement for the exercise of your warrants primarily impacts the holders of the public warrants and not the holders of private warrants.

Trans-India respectfully advises the Staff that the existing warrants and the private placement warrants will be identical to the public warrants included in the units sold in the offering. All warrants of the Company will be issued pursuant to the terms of the warrant agreement attached as Exhibit 4.4 of the Registration Statement and in the form attached thereto and as Exhibit 4.3 to the Registration Statement. Trans-India has revised page 70 of the Registration Statement to provide disclosure that the public warrants and the privately placed warrants are identical.

Shares Eligible for Future Sale, page 70

25.	We note your statement that “none of those shares will be eligible for sale under Rule 144 prior to June 27, 2007.” This statement does not appear consistent with our letter to Ken Worm dated January 21, 2000. Please revise to delete it, or advise us why you believe it may appropriately be retained.

As requested by the Staff, Trans-India has revised page 73 of the Registration Statement to delete the referenced statement.

Notes to Financial Statements

Note 2 – Proposed Public Offering, page F-8

26.	Based upon your capitalization table on page 35, it appears that upon issuance you intend to classify within equity the warrants which comprise part of the units being registered. Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. Also, disclose how you will account for these warrants upon issuance.

The Company will issue the warrants in conjunction with the sale of units that each consist of one share of common stock and one warrant. The warrants are separate freestanding financial instruments that are to be settled solely in the Company’s common stock, unless the Company meets certain criteria and can then, at the Company’s option, redeem the warrants for cash. Paragraph 7 of EITF 00-19 states that if the Company has a choice of net-cash settlement or settlement in shares, settlement in shares is assumed. Since all of the criteria of EITF 00-19 paragraphs 12-32 are met, the warrants are classified as equity in accordance with paragraph 8 of EITF 00-19. Note that the terms of the warrants attached as Exhibit 4.3 to the Registration Statement do not require issuance of registered shares upon exercise. In fact, Section 3.3(ii) of the warrant agreement attached as Exhibit 4.4 to the Registration Statement that governs the warrants provides that the Company shall not be obligated to deliver any securities pursuant to the exercise of a warrant unless a registration statement under the Securities Act is effective. Section 7.4 of the warrant agreement requires that the Company use its reasonable best efforts to meet these

Securities and Exchange Commission

September 15, 2006

conditions and to maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants; however, Section 3.3(ii) of the warrant agreement and the terms of the warrants provide that in no event shall a holder thereof be entitled to receive a net-cash settlement, stock or other consideration in lieu of physical settlement in shares of common stock, regardless of whether the common stock underlying the warrants is registered pursuant to an effective registration statement. Consequently, the warrants may expire unexercised or if redeemed at such time would be practically worthless.

Upon issuance of the warrants, since they have been deemed permanent equity by the Company, the proceeds of the sale of the units attributable to the warrants will be recognized in additional paid-in capital. As requested by the Staff, Trans-India has revised page F-10 of the Registration Statement to disclose how the Company will account for these warrants upon issuance.

27.	We note that the existing stockholders who own 2,500,000 units are entitled to registration rights pursuant to a registration rights agreement. Please tell us how you have considered the guidance in EITF 00-19 in accounting for this transaction.

EITF-0019 requires recognition of a liability for any potential penalty for failure to effect a registration statement. The demand rights contained in the registration rights agreement attached as Exhibit 10.12 to the Registration Statement only requires that the Company, upon proper demand, use its commercially reasonable efforts to file a registration statement with the Securities and Exchange Commission and use its commercially reasonable efforts to have such registration statement declared effective. In addition, the Company is only obligated to effect any Form S-3 registration on behalf of the holders of securities party thereto if such a registration is available to the Company. The Company does not have any liability under the registration rights agreement if it complies with such covenants and the agreement does not provide for any damages or remedy to the holders of such rights if any such registration is not effected (absent a claim for breach of contract). Based on such review of EITF-0019 and the registration rights agreement, Trans-India respectfully submits that there is no financial penalty for failure to register the securities that warrants recognition of a liability under EITF-0019.

28.	Expand the disclosure regarding the proposed offering to clarify that the warrants included in the units are not exercisable unless there is a current prospectus and the underlying common stock is registered. Also disclose that in no event shall the holder of the warrant be entitled to receive a net-cash settlement in lieu of physical delivery of share[s] of common stock as stated in the warrant agreement and the specimen warrant certificate in exhibits 4.3 and 4.4.

As requested by the Staff, Trans-India has revised page F-9 to expand the disclosure to clarify that the warrants included in the units are not exercisable unless there is a current prospectus and the underlying common stock is registered, and in no event shall the holder of the warrant be entitled to receive a net-cash settlement in lieu of physical delivery of shares of common stock.

Note 6 – Commitments and Contingency, page F-9

29.

We refer to your underwriter’s unit purchase option. Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. If you conclude liability classification will be required upon issuance, please revise

Securities and Exchange Commission

September 15, 2006

your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification.

Please be advised that there are a number of factors that were considered in the Company’s treatment of the underwriter’s unit purchase option. The underwriter’s unit purchase option is not a derivative as defined under paragraph 6 of SFAS No. 133. Paragraph 6 of SFAS 133 states that:

A derivative instrument is a financial instrument or other contract with all three of the following characteristics:

(a)	It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

(b)	It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

(c)	Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

The underwriter’s unit purchase option does not meet all of the characteristics noted above. The earning of the underwriter’s unit purchase option requires an initial investment of time and effort by the underwriter, as initial investment has been defined in SFAS 133 paragraph 8. In addition, the underwriter’s unit purchase option is indexed to and settled in the Company’s own stock and since it is a cost of raising capital, it has initially been included in equity. Additionally, both the common stock and warrant underlying the underwriter’s unit purchase option can be settled in unregistered shares of the Company.

Therefore, the basic underwriter’s unit purchase option is a freestanding equity security and because the basic underwriter’s unit purchase option is freestanding and classified as equity, it is also not a derivative under SFAS 133 paragraph 11(a).

The warrant component of the underwriter’s unit purchase option is embedded in the underwriter’s unit purchase option (see SFAS 133 paragraph 12). Under SFAS 133 paragraphs 11(a) and 12(c), the warrant in the underwriter’s unit purchase option is a derivative. EITF 00-19, paragraph 4, requires the warrants to be evaluated under EITF 00-19 paragraphs 12 to 32. Since the warrant does not require delivery of registered shares, under EITF 00-19 paragraph 14, the warrants would be reflected as equity.

Exhibit 5.1

30.	Please instruct Hayden Bergman Rooney, Professional Corporation to revise the legal opinion to include a conclusion that the warrants are binding obligations under the state contract law governing the warrant agreement.

Securities and Exchange Commission

September 15, 2006

Trans-India respectfully advises the Staff that Item 601(b)(5) of the Regulation S-K promulgated under the Securities Act of 1933 does not require an opinion as to whether warrant securities are binding obligations of the Company. Item 601(b)(5) requires such an opinion only as to debt securities. The legal opinion of Hayden Bergman Rooney, Professional Corporation, has accordingly not been revised to include such an opinion. Certain revisions were made to the opinion included as Exhibit 5.1 to Amendment No. 1 to the Registration Statement.

Any questions or comments regarding this letter should be directed to the undersigned at (415) 692-3310 ext. 24.

Sincerely,

HAYDEN BERGMAN ROONEY

Professional Corporation

/s/ KEVIN K. ROONEY

Kevin K. Rooney

Enclosures

cc:	Bobba Venkatadri, Trans-India Acquisition Corporation
Craig Colmar, Trans-India Acquisition Corporation
Kathleen Cerveny, Dilworth Paxson LLP

via facsimile (w/o enclosures)
Larry Spirgel, Securities and Exchange Commission
Kathleen Krebs, Securities and Exchange Commission
Terry French, Securities and Exchange Commission
Nasreen Mohammed, Securities and Exchange Commission